SCHEDULE A

TO THE

SUBADVISORY AGREEMENT

BETWEEN

RAFFERTY ASSET MANAGEMENT, LLC

AND

HILTON CAPITAL MANAGEMENT

As compensation pursuant to Section 2 of the Subadvisory Agreement between Rafferty Asset Management, LLC (the “Adviser”) and Hilton Capital Management, LLC (the “Subadviser”), the Adviser shall pay the Subadviser a subadvisory fee, computed and paid monthly, at the following annual percentage rate of the average daily net assets under management by the Subadviser:

0.59%

Dated: August 22, 2024

A-1